

Mail Stop 3720

August 26, 2015

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423
Naples, Florida 34109

      **Re: FTE Networks, Inc.
              Registration statement on Form 10
              Filed March 17, 2015
              File No. 000-31355**

Dear Mr. Palleschi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                    /s/ Kathleen Krebs, for

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications

cc: Clayton Parker, Esq.
          K&L Gates LLP